SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2023 (Report No. 2)

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

CONTENTS

On May 31, 2023, Eco Wave Power Global AB (publ) issued a press release titled “Eco Wave Power Presents Continued Operational Progress and Reports First Quarter 2023 Financial Results.” A copy of this press release is furnished herewith as Exhibit 99.1.

Exhibit No.
99.1	Press release dated May 31, 2023, titled “Eco Wave Power Presents Continued Operational Progress and Reports First Quarter 2023 Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ Aharon Yehuda
Aharon Yehuda
Chief Financial Officer

Date: May 31, 2023

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